Exhibit (a)(5)(H)

From: Mubarak, Fares

Date: October 7, 2010 4:55:56 PM PDT

To: List—Actel All Employees

Subject: New EETIMES article: “Exec: Microsemi to support all Actel products.”

Actel team,

Over the past 72 hours, there has been some concern about whether Microsemi would continue to support all Actel products, especially some of our new Flash products like IGLOO and Fusion, after the acquisition is complete. The answer to this question is a “yes”. The confusion was based partly on published articles that misinterpreted some of the comments that were made during the Monday conference announcing the acquisition.

Actel was able to get the article below published by EE Times on their website yesterday evening to make sure that the correct answer got out in the public domain! EE Times gave us/Microsemi a forum to get the correct story out there. The headline itself is really the whole story: “Exec: Microsemi to support all Actel products.”

You’ll find the link to the story on the EE Times website below. The link is on Actel’s website too. Go to http://www.actel.com/company/acquisition/ and then look at the “IN THE NEWS” box on the right side (next to the Overview section) to find it. Jay has already sent this message to our sales channel to make sure that any customer concerns are dissipated. Do not hesitate to point any concerned suppliers or partners that you work with to our website.

The key message to all of us: let us keep working hard and moving forward with our projects and our goals.

Thank you

Fares Mubarak

Senior Vice President

Marketing and Engineering

Actel Corporation

<http://www.eetimes.com/electronics-news/4209396/Exec—Microsemi-to-support-all-Actel-products>

Exec: Microsemi to support all Actel products

Dylan McGrath

10/6/2010 6:23 PM EDT

SAN FRANCISCO—Microsemi Corp. has no intention of killing off any Actel Corp. product lines following the anticipated close of the $430 million tender offer the company made for Actel earlier this week, according to Russell Garcia, Microsemi’s executive vice president of marketing and sales.

“These products are so differentiated in the marketplace,” Garcia said. “We want to take full advantage of that and continue to grow and build on it.”

Instead, Garcia said, Microsemi would shy away from seeking new design wins in sockets where the appeal of Actel products is not sufficient to command high margins. Garcia said Microsemi would channel engineering, marketing and sales resources to focus on design wins in applications where Actel’s low-power, mixed-signal and radiation-hardened FPGAs offer the most value to customers and thus would generate the most profitability to Microsemi.

“The only reason you don’t get the value for your differentiation is that the customer doesn’t see the valuation,” Garcia said. “Otherwise they are willing to pay more for it.”

Garcia said applications where Actel’s technology is sufficiently differentiated to command higher margins include not only many military and aerospace end markets but also medical, industrial and even some consumer grade applications.

“We just aren’t going to compete one on one in a mass market arena where our low power differentiation is not valued,” Garcia said. “It’s that simple.”

Garcia’s comments came two days after Microsemi President and CEO James Peterson, in a conference call with analysts to discuss the $430 million tender offer, made comments that many interpreted to mean Microsemi would discontinue some Actel product lines where Microsemi felt that it was trailing the leading programmable logic vendors, Xilinx Inc. and Altera Corp.

Peterson never specifically stated that Microsemi would kill some Actel product lines, but made statements suggesting that Actel would no longer chase the market leaders in some commercial applications.

“Where we can differentiate and add value while driving high-growth opportunities we will do so,” Peterson said. “Where dollars have been spent chasing an entrenched incumbent, we will disengage.”

Peterson also said during the call, “I intend to walk away from commercial business that dilutes profitability.” Later, he suggested that Actel might have taken on some business in an effort to “take down the two big dogs” and said that in some areas Microsemi wouldn’t chase Xilinx and Altera.

In connection with the tender offer commenced by Microsemi, the Company has filed with the Securities Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. The Company’s shareholders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) prior to making any decisions with respect to Microsemi’s tender offer because it contains important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that the Company may file with the SEC are available at the SEC’s website at www.sec.gov or by contacting the Company’s Investor Relations Department at 650-318-4700. This communication does not constitute an offer to sell or invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to Microsemi’s tender offer or otherwise.